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FIRM / AFFILIATE OFFICES

October 8, 2020 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attn:	Joshua Shainess

Perry Hindin

Office of Mergers and Acquisitions

Re:	Aimmune Therapeutics, Inc.

Schedule 14D-9 filed September 14, 2020, as amended

File No. 005-88972

Ladies and Gentlemen:

On behalf of our client, Aimmune Therapeutics, Inc. (“Aimmune” or the “Company”), we submit this letter setting forth the responses of Aimmune to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 7, 2020 (the “Comment Letter”) with respect to the Schedule 14D-9, filed with the Commission by Aimmune on September 14, 2020, as further amended. Concurrently with the filing of this letter, Aimmune has filed Amendment No. 6 to the Schedule 14D-9 (the “14D-9 Amendment”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below such comment.

Schedule 14D-9

Opinions of the Company’s Financial Advisors

Opinion of Lazard Frères & Co. LLC

Miscellaneous, page 44

1.

We note your response to prior comment 1. As communicated in our prior comment and in further telephone conversations, we are unable to agree with your conclusion that the relationship between Lazard and L’Oréal is immaterial to Unaffiliated Stockholders such that quantification of the compensation received by Lazard in connection with its services provided to L’Oréal is not required. Please revise to include quantification of this compensation. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

October 8, 2020

Response: The Company acknowledges the Staff’s comment and has addressed it in the revised 14D-9 Amendment.

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October 8, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (650) 463-3067 or my colleague, Brett Urig, at (714) 755-8278.

Very truly yours,

/s/ Patrick Pohlen
Patrick Pohlen of LATHAM & WATKINS LLP

cc:	Douglas Sheehy, General Counsel and Secretary, Aimmune Therapeutics, Inc.

Luke Bergstrom, Esq., Latham & Watkins LLP

Brett Urig, Esq., Latham & Watkins LLP